SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

RT Technologies, Inc.

(Name of Issuer)

Common Stock, par Value $.001 per share

(Title of Class of Securities)

749742 102

(CUSIP Number)

Angela Ross

9160 South 300 West

Suite 101

Sandy, UT   84070

(801) 641-8766

_____________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.        .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749742 102

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Angela Ross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	.
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,500,000 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 2,500,000 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 749742 102

SCHEDULE 13D

Item 1. Security and Issuer.  Common Stock, par value $.001 per share (the “Common Stock”) of RT Technologies, Inc.,  whose principal executive offices are located at 9160 South 300 West, Suite 101, Sandy, UT  84070 (the “Company”).

Item 2. Identity and Background.

(a)  Name:

Angela Ross

(b)  Business Address:

9160 South 300 West, Suite 101, Sandy, UT  84070

(c)  Employment:

President and Director of RT Technologies, Inc. located at 9160 South 300 West, Suite 101, Sandy,  UT   84070

(d)  Criminal Proceedings:

None

(e)  Civil Proceedings:

None

(f)  Citizenship:

United States of America

Item 3. Source and Amount of Funds or Other Consideration.

On October 27, 2011, Ms. Ross purchased  the 2,500,000 shares for $5,000.  All funds were personal funds of Ms. Ross.  No part of the purchase price represents funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction.

The acquisition of the 2,500,000 shares owned by Ms. Ross was for investment purposes.

The Company’s business plan is to seek and, if possible, acquire an operating entity through a reverse acquisition transaction with the operating entity.  By its nature, a reverse acquisition generally entails a change in management and principal shareholders of the surviving entity.  Ms. Ross anticipates that a change of control will occur when a new business venture is acquired.  While Ms. Ross cannot predict the specific nature of the form of the reverse acquisition, it is anticipated that at the closing of the process, she would resign in favor of persons designated by the operating company and that the shareholders of the operating entity would receive a controlling number of shares in the Company, thus effecting a change in control of the Company.

Item 5. Interest in Securities of the Issuer.

(a)

Ms. Ross beneficially owns an aggregate of 2,500,000 shares of Common Stock, representing approximately 83.6% of the outstanding shares of Common Stock.

(b)

Ms. Ross has the sole right to vote, dispose, or direct the disposition of, all 2,500,000 shares of Common Stock beneficially owned by her; she does not share the power to vote, or to direct the vote, or to dispose, or direct the disposition, of any shares.

(c)

On October 27, 2011, Ms. Ross purchased 2,500,000 shares of Common Stock for $5,000.

(d)

Not Applicable.

(e)

Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 9, 2011

/s/ Angela Ross

Angela Ross